

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2024

Ophelia Snyder
President
21Shares Core Solana ETF
477 Madison Avenue, 6th Floor
New York, New York 10022

> **Re: 21Shares Core Solana ETF**
> **Registration Statement on Form S-1**
> **Filed June 28, 2024**
> **File No. 333-280557**

Dear Ophelia Snyder:

We have reviewed your registration statement and have the following comment.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. You state that the investment objective of the Trust is to reflect the performance of the price of Solana and that you will meet the objective by holding Solana. The Commission has stated that Solana meets the definition of a security under the federal securities laws. In that regard, we refer you to the complaints filed by the Commission against Binance Holdings Limited, BAM Trading Services Inc., BAM Management US Holdings Inc. and Changpeng Zhao, Coinbase, Inc. and Coinbase Global, Inc., and Payward, Inc. and Payward Ventures, Inc. Therefore, the Trust appears to meet the definition of an investment company under the Investment Company Act of 1940. Please file a request for withdrawal of the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Stanton at 202-551-2197 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Allison M. Fumai